

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 28, 2021

Leslie Cross
Interim Chief Executive Officer
Salona Global Medical Device Corporation
2800 Park Place
666 Burrard Street
Vancouver, British Columbia
V6C 2Z7

> **Re: Salona Global Medical Device Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 20, 2021**
> **CIK No. 0001617765**

Dear Mr. Cross:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2021 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Use of Proceeds, page 54

1. We note your response to prior comment 3. If still true, please expand to disclose that you do not currently have any businesses targeted for acquisitions.

Signatures, page II-7

2. We note your response to prior comment 6. Instruction 1 to Signatures on Form S-1 requires, in relevant part, that the registration statement shall be signed by the company's controller or principal accounting officer. If the person who performs the

functions of your principal accounting officer has signature line on the registration statement, please revise the corresponding parenthetical descriptor under the Title column to indicate that such person is, or also is, signing in the capacity of your principal accounting officer.

You may contact Tracey McKoy at 202-551-3772 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Raymer, Esq.